EXHIBIT 99.2

CONSENT OF EXPERT

January 14, 2025

Caledonia Mining Corporation Plc

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Caledonia Mining Corporation Plc (the “Company”)

I, Craig Harvey, do hereby consent to:

(1)	the inclusion in the Form 6-K dated January 14, 2025 of references to my name in connection with the scientific and technical information contained in the Company’s news release dated January 14, 2025 announcing, amongst other things, gold production guidance at Blanket Mine for 2025 (the “Technical Information”) filed with the United States Securities and Exchange Commission (the “SEC”); and

(2)	the filing of this consent under cover of this Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company’s Registration Statement on Form F-3 (No. 333-281436), and any amendments thereto, filed with the SEC.

By:
Craig Harvey